                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

          MotivePower Industries, Inc. (formerly MK Rail Corporation)
          -----------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                   61980K-101
                                   ----------
                                 (CUSIP Number)

                              Carl Krasik, Esquire
                            Mellon Bank Corporation

                          1910 One Mellon Bank Center
                         Pittsburgh, Pennsylvania 15258
                                 (412) 234-5222
                                 --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 14, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].


--------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO.    61980K-101
------------------------------------------------------------------------------

        1)   Names of Reporting Persons, S.S. or
             I.R.S. Identification Nos. of Above Persons

                  Mellon Bank Corporation
                  I.R.S. Identification No.:  25-1233834

------------------------------------------------------------------------------

        2)   Check the Appropriate Box if a Member of a Group (See
             Instructions)
             (a)
             (b)      X

------------------------------------------------------------------------------

        3)   SEC Use Only

------------------------------------------------------------------------------
        4)   Source of Funds (See Instructions)     Not Applicable.

------------------------------------------------------------------------------

        5)   Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(d) or 2(e)

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        6)   Citizenship or Place of Organization     Pennsylvania

------------------------------------------------------------------------------

     Number of    (7)      Sole Voting Power                40,500
   Shares Bene-   -------------------------------------------------
     ficially     (8)      Shared Voting Power                   0
     Owned by     -------------------------------------------------
   Each Report-   (9)      Sole Dispositive Power           40,500
    ing Person    -------------------------------------------------
       With       (10)     Shared Dispositive Power              0

------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             40,500

------------------------------------------------------------------------------
        12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions)

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        13)  Percent of Class Represented by Amount in Row (11)    0.2%

------------------------------------------------------------------------------
        14)  Type of Reporting Person (See Instructions)       HC

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                               Page 2 of 5 Pages
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CUSIP NO.    61980K-101
------------------------------------------------------------------------------

        1)   Names of Reporting Persons, S.S. or
             I.R.S. Identification Nos. of Above Persons

                  Mellon Bank, N.A.
                  I.R.S. Identification No.:  25-0659306

------------------------------------------------------------------------------

        2)   Check the Appropriate Box if a Member of a Group (See
             Instructions)
             (a)
             (b)      X

------------------------------------------------------------------------------

        3)   SEC Use Only

------------------------------------------------------------------------------

        4)   Source of Funds (See Instructions)     Not Applicable.

------------------------------------------------------------------------------

        5)   Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------

        6)   Citizenship or Place of Organization     United States

------------------------------------------------------------------------------

     Number of    (7)      Sole Voting Power              40,500
   Shares Bene-   ------------------------------------------------
     ficially     (8)      Shared Voting Power                 0
     Owned by     ------------------------------------------------
   Each Report-   (9)      Sole Dispositive Power         40,500
    ing Person    ------------------------------------------------
       With       (10)     Shared Dispositive Power            0

------------------------------------------------------------------------------

        11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         40,500

------------------------------------------------------------------------------
        12)  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions)

------------------------------------------------------------------------------

        13)  Percent of Class Represented by Amount in Row (11)    0.2%

------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions)       BK

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                               Page 3 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MotivePower Industries, Inc., formerly named MK Rail Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 Reedsdale Street, Pittsburgh, Pennsylvania 15233.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Mellon Bank Corporation ("Mellon"), a bank holding company organized under the laws of the Commonwealth of Pennsylvania, and its wholly owned subsidiary, Mellon Bank, N.A. ("Mellon Bank"), a national banking association organized under the Federal laws of the United States of America. The principal offices of Mellon and Mellon Bank are located at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Items (7) through (13) of the cover pages is incorporated herein by reference. As of February 14, 1997, Mellon and Mellon Bank no longer beneficially own any of the shares of the Issuer's Common Stock which were acquired pursuant to the plan of reorganization of Morrison Knudsen Corporation and subject to the Stockholders Agreement between the Issuer and Morrison Knudsen Corporation described in and filed as an exhibit to the original Schedule 13D filing dated September 18, 1996. The remaining shares reported herein as beneficially owned by Mellon and Mellon Bank are held in a fiduciary capacity for the accounts of third parties, were not acquired pursuant to the plan of reorganization of Morrison Knudsen Corporation and are not subject to the Stockholders Agreement. The following transactions by Mellon Bank are the only transactions in the Issuer's Common Stock effected by Mellon or Mellon Bank within the 60 days preceding February 14, 1997:

                                                                  WHERE AND
DATE OF TRANSACTION    NUMBER OF SHARES     PRICE PER SHARE      HOW EFFECTED
-------------------    ----------------     ---------------      ------------
 January 23, 1997          21,000               $11.0625       Open Market Sale
 February 3, 1997           9,600               $10.9375       Open Market Sale
 February 11, 1997        115,500               $10.9375       Open Market Sale
 February 12, 1997          2,500               $10.875        Open Market Sale
 February 13, 1997         35,000               $10.875        Open Market Sale
 February 14, 1997        127,000               $10.9375       Open Market Sale


                               Page 4 of 5 Pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              MELLON BANK CORPORATION

                                              By      /s/ STEVEN G. ELLIOTT
                                                 -------------------------------
                                                         Steven G. Elliott
                                                  Vice Chairman, Chief Financial
Date:  March 5, 1997                                   Officer and Treasurer


                                              MELLON BANK, N.A.

                                              By     /s/ STEVEN G. ELLIOTT
                                                 -------------------------------
                                                       Steven G. Elliott
                                                    Vice Chairman, and Chief
Date:  March 5, 1997                                   Financial Officer

                               Page 5 of 5 Pages